EXHIBIT (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Monterey Gourmet Foods, Inc.

at

$2.70 Net Per Share

by

Pulmuone Cornerstone Corporation

a wholly owned subsidiary of

Pulmuone U.S.A., Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, DECEMBER 10, 2009, UNLESS THE OFFER IS EXTENDED.

Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, $0.001 par value per share (the “MGF Common Stock”), and the associated preferred stock purchase rights (the “Company Rights” and, together with the MGF Common Stock, the “Shares”), of Monterey Gourmet Foods, Inc., a Delaware corporation (“MGF” or the “Company”), at a price of $2.70 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 8, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among MGF, Parent, and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into MGF, and MGF will be the surviving corporation (the “Merger”).

The board of directors of MGF, among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, MGF and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of MGF accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 13 — “Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 4 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

November 10, 2009

IMPORTANT

If you wish to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, as the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined herein) of the Offer, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you wish to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent (the “Information Agent”) or Cappello Capital Corp., the dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

ii

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase, the related Letter of Transmittal and the other documents to which this Offer to Purchase and the Letter of Transmittal refer to fully understand the Offer, the Merger and the related transactions. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion. The information concerning MGF contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by MGF or has been taken from or is based upon publicly available documents or records of MGF on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to MGF provided to Parent and Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission (the “SEC”) are untrue or incomplete in any material respect. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser.

Principal Terms

•

Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, $0.001 par value per share (the “MGF Common Stock”), and the associated preferred stock purchase rights (the “Company Rights” and, together with the MGF Common Stock, the “Shares”), of Monterey Gourmet Foods, Inc., a Delaware corporation (the “Company” or “MGF”), at a price of $2.70 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 8, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), among MGF, Parent, and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into MGF, and MGF will be the surviving corporation (the “Merger”).

•

The initial offering period for the Offer will end at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009, unless we extend the Offer (such date and time, as it may be extended by us, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the new Expiration Date no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

•

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, following the Offer, we own a number of Shares that, when added to the number of Shares already owned by us and our affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option described below), represents a majority of all outstanding Shares (determined on a fully diluted basis) entitled to vote (i) in the election of directors or (ii) upon the approval of the Merger, then, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we will acquire the remainder of the Shares in the Merger for the Offer Price. Stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of Delaware General Corporation Law (the “DGCL”) will have appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

•	MGF has granted us the option (the “Top-Up Option”) to purchase a number of newly issued Shares of MGF equal to the lowest number of Shares that, when added to the number of Shares already owned by us and our affiliates, constitutes one Share more than 90% of the outstanding Shares (taking into account the Shares to be issued pursuant to the Top-Up Option). The purchase price per Share for any Shares purchased by us under the Top-Up Option would be equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions.

•

As used in this Offer to Purchase with respect to our ownership of Shares, “fully diluted basis” shall mean the number of then-outstanding Shares, together with the Shares MGF is then required to issue pursuant to options, rights to acquire or other obligations outstanding at such date, including under any employee stock option or other benefit plans, warrants, options, or other securities convertible or exchangeable into or exercisable for Shares, or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued).

•	See Section 1 — “Terms of the Offer.”

Recommendation of the Board of Directors of MGF

•

The board of directors of MGF (the “MGF Board”), among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, MGF and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of MGF accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger. See “Introduction” and Section 10 — “Background of the Offer; Contacts with MGF” below, and MGF’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•

We are not obligated to purchase any tendered Shares unless there have been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that numbers of Shares that, when added to the number of Shares already owned by us and our affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option), represents a majority of the total number of all outstanding Shares (determined on a fully diluted basis) at the Expiration Date. We refer to this condition (as more fully described in Section 13 — “Conditions of the Offer”) as the “Minimum Condition.”

•	The Offer is also subject to a number of other important conditions as more fully described in Section 13 — “Conditions of the Offer.”

•

We expressly reserve the right to waive any condition to the Offer (except the Minimum Condition) or modify the terms of the Offer. We cannot, however, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares of MGF, (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement, or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. See Section 13 — “Conditions of the Offer.”

•

There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger.

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•

You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Expiration Date.

•

You are a record holder, but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent or the Dealer Manager for assistance.

•	You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

•	Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

Withdrawal Rights

•

You have the right to, and can, withdraw Shares that you have tendered at any time prior to 12:00 midnight, Eastern Time, on Thursday, December 10, 2009 or such later date as the Offer may be extended. You will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment and paid for Shares tendered in the Offer.

•

To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you still have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Recent MGF Trading Prices; Subsequent Trading

•	On October 7, 2009, the closing price of the Shares reported on the NASDAQ Global Market (“Nasdaq”) was $2.16 per Share.

•	The Offer Price of $2.70 per Share represents a premium of 25% to the Company’s closing stock price on October 7, 2009.

•	On November 9, 2009, the last full trading day prior to commencement of the Offer, the closing price of the Shares reported on Nasdaq was $2.68 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder of MGF that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such MGF stockholder’s tax basis in the Shares sold or exchanged. You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for more information.

Further Information

•	For further information, you can call the Information Agent, at (888) 750-5834, or the Dealer Manager, at (310) 393-6632, Extension 269. See the back cover page of this Offer to Purchase.

To All Holders of Shares of Common Stock of

MONTEREY GOURMET FOODS, INC.

INTRODUCTION

Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pulmuone U.S.A., Inc., a California Corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, $0.001 par value per share ( the “MGF Common Stock”), and the associated preferred stock purchase rights (the “Company Rights” and, together with the MGF Common Stock, the “Shares”), of Monterey Gourmet Foods, Inc., a Delaware corporation (“MGF”), at a price of $2.70 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of October 8, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and MGF. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser, and further provides that, upon the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into MGF and MGF will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Stockholders of MGF whose Shares are registered in their names and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with their broker or bank as to whether it charges any service fees. However, stockholders who do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or IRS Form W-8, as applicable, may be subject to a required backup federal income tax withholding of the gross proceeds payable to such stockholder. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against such stockholder’s U.S. federal income tax liability. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of BNY Mellon Shareowner Services (the “Depositary”), Innisfree M&A Incorporated (the “Information Agent”) and Cappello Capital Corp. (the “Dealer Manager”).

The board of directors of MGF (the “MGF Board”), among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, MGF and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of MGF accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

The Offer is not subject to any financing condition. However, the Offer is subject to a number of conditions, including the condition that there shall have been validly tendered, and not properly withdrawn, prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares that, when added to the number of Shares already owned by us and our affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option), represents a majority of the total number of all outstanding Shares at the Expiration Date (the “Minimum Condition”).

Upon the terms and subject to the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” promptly after the Expiration Date.

Purchaser may, at its sole discretion, extend the Offer for such a period Purchaser determines. However, such extension will be in increments of no more than 10 business days if all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived at such Expiration Date. If necessary to obtain sufficient Shares to reach the short-form merger threshold described below, Purchaser also may, at its sole discretion, provide for a “subsequent offering period” in accordance with applicable law. Purchaser must accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period.

Following the consummation of the Offer and subject to certain conditions, Purchaser will merge with and into MGF, with MGF as the Surviving Corporation. Pursuant to the Merger Agreement, each Share issued and outstanding (other than Shares (i) held in the treasury of MGF, (ii) owned by Parent, Purchaser or any of their respective subsidiaries or (iii) held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be converted into the right to receive in cash an amount per share equal to the Offer Price (the “Merger Consideration”), subject to any applicable withholding taxes. All Shares that have been so converted will be automatically cancelled, and their holders will cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” and Section 15 — “Certain Legal Matters.”

Approval of the Merger requires the affirmative vote of holders of a majority of outstanding Shares, unless the Merger is consummated as a short-form merger in accordance with Section 253 of the DGCL as described below. As a result, if the Minimum Condition is satisfied and the other conditions to the Offer are waived or satisfied and the Offer is completed, Purchaser will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder.

Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation (the “short-form merger threshold”), the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Upon the terms and subject to the conditions of the Merger Agreement, in the event that we acquire at least 90% of the outstanding Shares pursuant to the Offer, and, if applicable, the Top-Up Option, the parties agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practical after such acquisition, without a meeting of the stockholders of MGF. See Section 15 — “Certain Legal Matters.”

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender their Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

The Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are more fully described in Section 11 — “Purpose of the Offer and Plans for MGF; Merger Agreement.”

MGF has advised Parent that William Blair & Company, L.L.C. (“William Blair”), MGF’s financial advisor, rendered its opinion to the MGF Board to the effect that, as of October 8, 2009 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the Offer Price to be received by the holders of Shares (other than Parent or its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of William Blair, dated as of October 8, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as an annex to MGF’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith. For additional factors considered by the MGF Board, please also see the Schedule 14D-9. William Blair provided its opinion to the MGF Board for its benefit and use in connection with its consideration of the Offer and the Merger. The opinion of William Blair does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter. In addition, subsequent developments may affect William Blair’s opinion and William Blair does not have any obligation to update, revise or reaffirm its opinion.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares of MGF. According to MGF, as of November 6, 2009, there were 17,414,953 Shares issued (which include 624,871 Shares held by MGF in its treasury and 16,790,082 Shares that are outstanding), 1,360,607 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, 81,060 Shares available for grant under MGF’s 1995 Employee Stock Purchase Plan, and 652,200 Shares reserved and available for issuance upon, or otherwise in connection with, the exercise of outstanding warrants.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, Eastern Time, on Thursday, December 10, 2009, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13 — “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right to increase the Offer Price, waive any condition (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of MGF:

(1)	decrease the Offer Price,

(2)	change the form of consideration payable in the Offer,

(3)	reduce the maximum number of shares to purchased in the Offer,

(4)	amend or waive the Minimum Condition,

(4)	amend or modify the other conditions to the Offer in a manner adverse to the holders of Shares,

(5)	extend the Expiration Date other than in accordance with the Merger Agreement, or

(6)	amend any other term of the Offer in a manner adverse to the holders of Shares.

We may, without MGF’s consent, extend the Offer for such a period as we determine if, on or prior to any then scheduled Expiration Date, any of the conditions of the Offer is not satisfied or waived. However, such extension will be in increments of no more than 10 business days if all of the conditions other than the Minimum Condition have been satisfied or waived at such Expiration Date.

If necessary to obtain sufficient Shares to reach the short-form merger threshold, we may provide for a subsequent offering period in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we provide a subsequent offering period, tendering stockholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of between 3 business days and 20 business days, beginning no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date, during which stockholders may tender, but not withdraw, Shares not tendered in the Offer. Subject to the terms and conditions of the Merger Agreement and the Offer, we must accept for payment, and pay for, all Shares that are validly tendered during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period. Other than as may be required by the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension (including any subsequent offering period) will be no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d)(1), 14d-6(c) and l4e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer” has not been satisfied or waived or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

In accordance with the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”) exercisable upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase from MGF an aggregate number of Shares equal to that number of Shares that, when added to the number of Shares directly or indirectly owned by us at the time of such exercise, will constitute one Share more than the short-form merger threshold at a price per Share equal to the Offer Price. We may exercise the Top-Up Option after the Acceptance Date if the Minimum Condition has been satisfied.

MGF has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on MGF’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) of the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 — “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3 — “Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such

Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. No signature guarantee is required on the Letter of Transmittal that is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless (i) such holder has completed either the box entitled “Special Delivery Instructions” the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share certificate is registered in the name(s) of a person or persons other than the signer(s) of the Letter of the Transmittal, or if payment is to be made or delivered to, or a Share certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share certificate, with the signature(s) on such Share certificate of stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose Share certificates are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within 3 trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt of the Depositary of (i) certificates evidencing such Shares or a Book-Entry Conformation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, and Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending on when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of MGF, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered immediately upon our payment for such Shares, we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of MGF stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived.

Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding. None of us, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup U.S. Federal Income Tax Withholding. See Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of us or any of our respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date. Withdrawal of Shares may not be rescinded.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of us, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (a “Holder”). This summary is not a complete description of all of the tax consequences of the Offer and the Merger and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This summary applies only to Holders that hold Shares as “capital assets” (generally, property held for investment) under the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, and does not address the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors that hold Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar, or persons who acquired their Shares through the exercise of employee stock options or other compensation arrangements, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-U.S., state, or local tax considerations, except as expressly set forth below. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the Offer and the Merger.

As used herein, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) that has made a valid election to be treated as a U.S. person under the Code. As used herein, a “non-U.S. Holder” is any Holder that is not a partnership and is not a U.S. Holder.

If a partnership is a Holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

U.S. Holders

Payments with Respect to Shares. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes (and may be a taxable transaction under applicable state and local law as well). Accordingly, a U.S. Holder who receives cash for Shares pursuant to the Offer or the Merger generally should recognize capital gain or loss equal to the difference (if any) between (i) the amount of cash received as of the date of closing of the Offer or consummation of the Merger, as the case may be, and (ii) the U.S. Holder’s adjusted tax basis in Shares tendered pursuant to the Offer or surrendered in the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the closing of the Offer or consummation of the Merger. For certain non-corporate U.S. Holders (including individuals), long-term capital gains generally are subject to preferential rates of U.S. federal income tax. There are limitations on the deductibility of capital losses under the Code.

Information Reporting and Backup Withholding. Payments made to U.S. Holders with respect to Shares exchanged for cash in the Offer or the Merger generally will be subject to information reporting requirements. A U.S. federal backup withholding tax (at a rate of 28%) will apply to such payments unless the U.S. Holder

(i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

Payments with Respect to Shares. A non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to cash received in exchange for Shares pursuant to the Offer or the Merger unless:

•	the gain, if any, is effectively connected with a trade or business of the non-U.S. Holder in the United States;

•	the non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of disposition of the Shares and certain other conditions are met; or

•	the non-U.S. Holder is an individual subject to tax pursuant to certain tax rules applicable to certain expatriates.

Information Reporting and Backup Withholding. A non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if such non-U.S. Holder has provided the Depositary with an IRS Form W-8BEN (or an IRS Form W-8ECI if the non-U.S. Holder’s gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the non-U.S. Holder furnish the required information to the Internal Revenue Service in a timely manner.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

6. Price Range of Shares; Dividends

The Shares currently trade on Nasdaq under the symbol “PSTA.” According to MGF, as of November 6, 2009, there were 17,414,953 Shares issued (which include 624,871 Shares held by MGF in its treasury and 16,790,082 Shares that are outstanding), 1,306,607 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, 81,060 Shares available for grant under MGF’s 1995 Employee Stock Purchase Plan, and 652,200 Shares reserved and available for issuance upon, or otherwise in connection with, the exercise of outstanding warrants.

The following table sets forth, for the periods indicated, the high and low sales prices per Share on Nasdaq as reported by published financial sources:

Fiscal Year	High	Low
2007:
First Quarter	$4.83	$4.05
Second Quarter	4.56	3.78
Third Quarter	4.41	3.27
Fourth Quarter	4.15	2.68

Fiscal Year	High	Low
2008:
First Quarter	$3.20	$2.65
Second Quarter	3.13	1.86
Third Quarter	2.13	1.51
Fourth Quarter	2.05	0.91

Fiscal Year	High	Low
2009:
First Quarter	$1.42	$0.62
Second Quarter	2.06	1.15
Third Quarter	2.07	1.23
Fourth Quarter (through November 6, 2009)	2.79	1.93

MGF has not paid any cash dividends on the Shares since 1997. According to MGF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, MGF’s line of credit prohibits the payment of dividends. Under the terms of the Merger Agreement, MGF is not permitted to declare, set aside, make or pay any dividend or other distribution with respect to the Shares without the prior written consent of Parent. See Section 14 — “Dividends and Distributions.”

On October 7, 2009, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $2.16 per share. On November 9, 2009, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $2.68 per share.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of stockholders falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, MGF has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of public holders of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (iv) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) MGF has stockholders’ equity of less than $2.5 million, (B) the market value of MGF’s listed securities is less than $35 million over a 10 consecutive business day period, and (C) MGF’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of MGF, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to MGF, as of November 6, 2009, there were approximately 16,790,082 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either disqualified for listing on Nasdaq or are delisted from the Nasdaq altogether, the market for Shares will be adversely affected.

In the event the Shares are delisted from Nasdaq, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above. We intend to delist the Shares from Nasdaq following the completion of the Merger.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. Such registration may be terminated upon application of MGF to the SEC if the Shares are neither listed on a national exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by MGF to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to MGF, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to a “going private” transaction. Furthermore, the ability of “affiliates” of MGF and persons holding “restricted securities” of MGF to dispose of such securities pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause MGF to terminate the registration of the Shares under the Exchange Act as soon as practicable after the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Board of Governors of the Federal Reserve System and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning MGF

Except as specifically described herein, the information concerning MGF contained in this Offer to Purchase has been furnished by MGF or its representatives or taken from or based upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to MGF’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning MGF, whether furnished by MGF or contained in such documents and records, or any failure by MGF to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. MGF is a Delaware corporation and its principal office is located at 1528 Moffett Street, Salinas, California 93905. The telephone number for MGF is (831) 753-6262. The following description of MGF has been taken from MGF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and is qualified in its entirety by reference to such Form 10-K. MGF began in 1989 as a producer and distributor of refrigerated gourmet pasta and sauces to restaurants and grocery stores in the Monterey, California area. It has since expanded its operations to include a more diversified range of gourmet refrigerated food products, which it provides to grocery and club stores throughout the United States, as well as selected regions in Canada, the Caribbean, Latin America, and Asia Pacific. MGF produces and/or markets premium quality refrigerated gourmet pastas, gnocchi, pasta sauces, prepared entrees, salsas, tamales, dips, hummus, polenta, cheeses, and spreadable cheeses emphasizing superior flavors and innovative products.

Available Information. MGF is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such materials also may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, NE, Washington, DC 20549. MGF’s filings are also available to the public for free on the SEC’s Internet site at www.sec.gov. MGF also maintains an Internet website at www.MontereyGourmetFoods.com where investors and interested parties can access, free of charge, copies of all reports, proxy and information statement and other information that the Company files with the SEC.

Financial Projections. In connection with our due diligence review of MGF, MGF provided us with certain projected and budgeted financial information concerning MGF. MGF’s internal financial forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Further, the projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of MGF, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for MGF’s products and services; change in customer budgets; customer contract cancellations; failure of MGF to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; the impact of the current economic environment; the ability to generate new customer contracts and maintain existing customers; inflationary pressures; commodity and raw material costs; the ability to implement our business strategy; the ability to react to changing trends in customer preferences; changes in outsourcing trends and regulatory requirements affecting the food industries; actions or inspections by regulatory authorities and the impact on customers’ decisions and directions; the fact that one or a limited number of clients may account for a large percentage of MGF’s revenues; the fluctuation of operating results from period to period; MGF’s assessment of goodwill and other intangible asset valuations; the lack of the resources needed to compete effectively with larger competitors; failure to comply with applicable governmental regulations; the continued effectiveness and availability of MGF’s information technology infrastructure; and other risks described in MGF’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2008, and subsequent SEC reports. The projections also may be affected by MGF’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond MGF’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of MGF or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither MGF nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. MGF does not intend to make publicly available any update or other revisions to the projections, except as required by law. Specifically, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of our acquisition of MGF pursuant to the Offer and the Merger. Further, the projections do not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context. None of MGF or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of MGF compared to the information contained in the projections or that forecasted results will be achieved. MGF has made no representation to Parent, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither MGF nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by MGF to Parent.

On July 17, 2009, William Blair, on behalf of MGF, provided the following historical and projected financial information, which were prepared by MGF’s management, to Cappello and Parent:

Company Historical and Projected Income Statements

Adjusted for Discontinued Operations

	Historical Years(1)		Projected Years(2)
($ in thousands)	2007A	2008A	2009E	2010P	2011P	2012P	2013P
Net Sales	$94,829	$91,136	$88,170	$91,255	$95,775	$101,510	$108,625
Cost of Goods Sold	68,900	68,715	63,381	65,618	68,782	72,613	77,401

Gross Profit	25,929	22,422	24,789	25,637	26,994	28,897	31,225

SG&A	23,017	36,670	21,842	21,972	22,949	24,053	25,344

Operating Income (EBIT)	2,913	(14,248)	2,946	3,666	4,045	4,843	5,881
Depreciation and Amortization	2,864	2,960	3,599	3,743	3,893	4,048	4,210

EBITDA	$5,777	$(11,288)	$6,545	$7,408	$7,937	$8,892	$10,091

Adjustments to EBITDA	1,294	14,918	775	325	350	400	425

Adjusted EBITDA(3)	$7,071	$3,630	$7,320	$7,733	$8,287	$9,292	$10,516

(1)	Fiscal years 2007 and 2008 reflect actual audited Statement of Operations and have been adjusted for the discontinued operation of Casual Gourmet Foods, Inc. The Company announced the discontinuance of Casual Gourmet Foods, Inc. in December 2008 and discontinued the operations in the first quarter of 2009. These actual financial statements are not presented in accordance with U.S. generally accepted accounting principles and should be read in conjunction with the financial statements presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2)	Projected fiscal years 2009 to 2013 are the forecasts utilized by William Blair (the “Forecasts”) to perform its discounted cash flow analysis of the Company’s projected free cash flows for 2010 to 2013. For additional information, see the subsection entitled “Opinion of William Blair & Company, L.L.C.” in the Schedule 14d-9.

(3)	In addition to the Forecasts and to account for certain cost savings that the Company could realize if it were no longer publicly traded, William Blair, on behalf of the Company, also provided Cappello and Parent with certain historical and projected costs as well as a pro-forma adjusted EBITDA calculation accounting for these cost savings. Such public company costs were $800 in 2007 and $1,000 in 2008 and were estimated to be $1,100 in 2009. For 2010 through 2013, such public company costs were projected to be $1,400 in each year. The pro-forma adjusted EBITDA, accounting for the cost savings that would be realized if the Company was no longer public, was $7,871 in 2007, $4,630 in 2008 and estimated to be $8,420 in 2009. For 2010 through 2013, the pro-forma adjusted EBITDA was projected to be $9,133 (2010), $9,687 (2011), $10,692 (2012) and $11,916 (2013). The financial projections, including the public company costs and pro-forma adjusted EBITDA, were prepared by Company management. The amounts set forth in this footnote are in thousands.

These projections should be read together with MGF’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in the Company’s 2008 Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and subsequent SEC reports.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and MGF’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

9. Certain Information Concerning Parent, Purchaser and Their Affiliates

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. It is a wholly owned subsidiary of Parent. The principal office of Purchaser is located at c/o Pulmuone U.S.A., Inc., 2315 Moore Avenue, Fullerton, California 92833 and its telephone number is (714) 578-2800.

Parent. Parent is a California corporation, with its principal office located at 2315 Moore Avenue, Fullerton, California 92833. The telephone number of the principal office is (714) 578-2800.

Parent is a direct subsidiary of Pulmuone Holdings Co., Ltd., a Korea-based holding company (“Pulmuone”). Pulmuone’s principal office is located at 724, Suseo-dong, Gangnam-gu, Rosedale Building, 8th Floor, Seoul, Korea 135-744. Pulmuone’s telephone number is 82-2-2040-4300.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past 5 years of each of the members of the board of directors and the executive officers of Pulmuone, Parent and Purchaser are set forth in Schedule A to this Offer to Purchase.

During the last 5 years, none of Pulmuone, Parent, Purchaser or, to the knowledge of Pulmuone, Parent or Purchaser, any of the persons listed in Schedule A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A, (a) none of Pulmuone, Parent, Purchaser, their subsidiaries or, to the knowledge of Pulmuone, Parent or Purchaser, any of the persons listed in Schedule A beneficially owns or has a right to acquire any Shares or any other equity securities of MGF; (b) none of Pulmuone, Parent, Purchaser, their subsidiaries or, to the knowledge of Pulmuone, Parent or Purchaser, any of the persons listed on Schedule A has effected any transaction in Shares or any other equity securities of MGF during the past 60 days; (c) none of Pulmuone, Parent, Purchaser, their subsidiaries or, to the knowledge of Pulmuone, Parent or Purchaser, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of MGF (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past 2 years, except with respect to the Merger Agreement, the Offer and the Merger, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Pulmuone, Parent, Purchaser, their subsidiaries or, to the knowledge of Pulmuone, Parent or Purchaser, any of the persons listed in Schedule A, on the one hand, and MGF or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past 2 years, except with respect to the Merger Agreement, the Offer and the Merger, there have been no negotiations, transactions or material contacts between any of Pulmuone, Parent, Purchaser, their subsidiaries or, to the knowledge of Pulmuone, Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and MGF or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of MGF’s securities, an election of MGF’s directors or a sale or other transfer of a material amount of assets of MGF.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO). The Schedule TO and the exhibits thereto are available for inspection at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such materials also may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, NE, Washington, DC 2054. The Schedule TO and the exhibits thereto are also available to the public for free on the SEC’s Internet site at www.sec.gov.

10. Background of the Offer; Contacts with MGF

As a fresh food-focused Korean company interested in expanding its presence in North America, Pulmuone continually seeks to identify and evaluate strategic opportunities, including potential acquisition candidates. As part of this activity, Pulmuone had identified gourmet refrigerated food products that emphasize freshness, healthfulness and quality as a potential area of interest in which to expand its growing natural, fresh food production business. MGF, as a purveyor of gourmet refrigerated pastas, pasta sauces, salsas, bruschettas, dips, hummus, spreads, cheeses, polenta, tamales, meals and meal solutions, was identified in August of 2008 as one of several potential partners for a strategic alliance or other business combination.

MGF has reported losses for four of the last five fiscal years. MGF’s Sonoma Cheese products segment and the Further Processed Protein Products segment (which includes products developed from recipes designed to use chicken to make high quality sausage and meatballs) contributed significantly to the losses during these years. As of December 31, 2008, MGF had an accumulated deficit of $30.4 million.

In May 2008, MGF engaged William Blair & Company, L.L.C. (“William Blair”) as its financial advisor to assist MGF in identifying candidates for acquisition by MGF and conducting a review of other possible strategic alternatives. On December 10, 2008, MGF executed an amendment of its engagement letter with William Blair to expand William Blair’s services to include assisting the Strategic Opportunity Review Committee of the MGF Board (the “Committee”) in evaluating and responding to any unsolicited inquiries regarding an acquisition of all or a portion of MGF or, if determined by the Committee, contacting third parties regarding their interest in a potential strategic transaction with MGF.

On March 18, 2009, Company management met with Cappello Capital Corp. (“Cappello”), investment bankers for Pulmuone, at Cappello’s request, regarding Pulmuone’s interest in undertaking a strategic investment in MGF to expand Pulmuone’s product distribution in the U.S. Cappello did not reveal the identity of Pulmuone.

On March 24, 2009, representatives of Pulmuone met via teleconference with Cappello, who highlighted MGF as a potential candidate for a strategic alliance or other business combination.

On May 11, 2009, Pulmuone retained Cappello as an outside financial advisor to assist it in exploring a possible transaction with MGF. On May 18, 2009, Cappello, on behalf of Pulmuone, contacted MGF to ascertain whether MGF would be willing to discuss the possibility of entering into a strategic alliance or some other business combination with Pulmuone.

MGF and Pulmuone executed a confidentiality agreement, dated May 27, 2009, to facilitate MGF in providing Pulmuone and its affiliates, including Parent, access to non-public information concerning MGF.

On May 28 and 29, 2009, Pulmuone met with MGF to discuss a possible investment in MGF or other strategic transaction. During these meetings, representatives of Pulmuone also toured MGF’s facility in Kent, Washington.

On June 10, 2009, MGF met with Pulmuone and Cappello at the offices of Cappello to discuss a possible transaction. Cappello gave a presentation regarding possible growth opportunities, including with respect to research and development and sales and distribution, that could potentially result from a partnership between Pulmuone and MGF. On June 11, 2009, MGF toured the facility of Pulmuone Wildwood, Inc. in Fullerton, California. On June 26, 2009, Cappello began a high-level financial due diligence review of MGF and its operations.

On June 17, 2009, William Blair and Company management conducted a conference call with Cappello to discuss Pulmuone’s interest in making a strategic investment in MGF.

On July 1 and 2, 2009, Pulmuone and Cappello traveled to Salinas, California to meet with Company management and other Company representatives to discuss MGF’s business operations and to tour MGF’s production facilities there.

On July 9, 2009, Pulmuone, Cappello, the Committee, and William Blair met in Santa Monica, California. During this meeting, Pulmuone provided a detailed overview of its operations, including the operations of its U.S. subsidiary, and its strategic plans to grow its U.S. operations. Cappello outlined a proposed transaction structure in which Pulmuone would acquire in excess of 50% ownership for cash consideration and possibly the contribution of its U.S. subsidiary, which was $1.69 on July 8, 2009. Cappello stated that the proposed valuation would be at a traditional premium to MGF’s then current Share price. Under Pulmuone’s proposed transaction structure, the cash consideration would need to remain with MGF and would be used to finance additional acquisitions. Cappello noted that Pulmuone was very flexible in terms of transaction structure and would be willing to consider the purchase of 100% of MGF for cash if preferred by the MGF Board. The Committee indicated to Pulmuone and Cappello that MGF was not for sale; however, the Committee would carefully consider an attractive proposal. The parties agreed to continue discussions and begin preliminary due diligence.

On July 14, 2009, William Blair and Cappello participated in a teleconference to discuss possible structures for a proposed transaction between Pulmuone and MGF. William Blair conveyed the Committee’s view that the stockholders of MGF would be most supportive of an all-cash offer for all of the outstanding shares of MGF rather than a strategic investment by Pulmuone in MGF. Cappello agreed to discuss this proposed transaction structure with Pulmuone. On July 23, 2009, Pulmuone held a teleconference with MGF management to discuss MGF’s product lines.

From mid-July, 2009 through early August, 2009, Pulmuone conducted additional due diligence on MGF.

On August 7, 2009, MGF received a non-binding letter of intent from Parent to acquire all of the outstanding Shares for $2.50 to $2.65 per Share. This letter of intent requested a 60 day exclusive negotiation period for Parent to conduct confirmatory due diligence and negotiate a definitive merger agreement. The proposal was not subject to any financing contingencies.

During discussions with Cappello on August 11 and 12, 2009, William Blair requested an increase to the price range proposed by Parent and an exact per Share price indication rather than a price range. William Blair informed Cappello that any acquisition agreement would need to contain a “go shop” provision pursuant to which MGF would be permitted to solicit, encourage, and facilitate proposals for a competing transaction from third parties. Cappello informed William Blair that Parent would not allow MGF to actively solicit additional indications of interest from third parties in the event a definitive acquisition agreement was signed.

On August 13, 2009, Parent submitted to MGF a revised, non-binding letter of intent to acquire all outstanding Shares for $2.575 per Share. The proposal was not subject to a financing contingency and did not include a “go shop” period.

On August 15, 2009, William Blair informed Cappello of the Committee’s position that Parent’s proposal was inadequate. On August 16, 2009, Cappello informed William Blair that Cappello was authorized to increase Parent’s proposal to no more than $2.69 per Share. William Blair negotiated to increase the price further, however Cappello was adamant that Parent was not willing to increase its offer price above $2.69 per Share. After further discussion, Cappello explained that if the MGF Board would support such a transaction with Parent, Parent would be willing to proceed with a transaction at $2.70 per Share in cash consideration.

After additional negotiations with William Blair, on August 17, 2009, Cappello, on behalf of Parent, further revised its valuation and forwarded to William Blair a revised term sheet with a proposed price per share of $2.69. Also on August 17, 2009, Pulmuone again toured MGF’s production facilities in Kent, Washington. On August 18, 2009, Pulmuone again toured MGF’s facilities in Salinas, California.

On August 17, 2009, legal counsel for Parent, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), and HBS conducted a teleconference to discuss various legal issues concerning Parent’s proposed letter of intent, including the Committee’s request that a definitive transaction agreement include a “go shop” right.

During the evening of August 20, 2009, MGF began to prepare an electronic data room to facilitate more extensive legal and financial due diligence.

On August 24, 2009, Parent and MGF executed a non-binding letter of intent, which provided for, among other things, a 45 day exclusivity period, a 30 day “go shop” period and a price per Share of $2.70. At the same time, Cappello forwarded initial financial and legal due diligence request lists to MGF.

On August 25, 2009, Pulmuone and its outside advisors met to discuss the preliminary due diligence process, including the preliminary financial and legal due diligence request lists and planned site visits.

On August 26 and 27, 2009, William Blair and Cappello held teleconferences to discuss due diligence logistics, including site visits. Pulmuone’s outside advisors received access to the virtual data room on August 28, 2009 and began their respective due diligence reviews. Over the course of the next several weeks, supplemental financial and legal due diligence requests were forwarded to William Blair, and Pulmuone and Parent continued their review of MGF’s business.

Pulmuone conducted on-site due diligence reviews of MGF and its facilities from September 2, 2009 through September 11, 2009. Several in-person meetings were held from September 4, 2009 to October 4, 2009 to discuss the due diligence process, MGF’s views on its industry and growth potential, and MGF’s strategic direction.

On September 9, 2009, representatives of Pulmuone, Parent and their outside advisors met at Cappello’s offices to discuss the preliminary results of the financial and legal due diligence reviews of MGF to date.

On September 13, 2009, Skadden Arps, on behalf of Parent, contacted HBS to propose an alternative to the anticipated reverse subsidiary merger structure. Skadden Arps proposed a tender offer by Parent, followed by a cash-out merger. As part of the proposed structure Parent would be granted a Top-Up Option allowing it to purchase Shares if such Shares were sufficient to allow Parent to engage in a short-form merger following completion of the tender offer. The proposed structure included a 30-day “go shop” period; however, Parent proposed that it be permitted to commence the tender offer 10 days after execution of the Merger Agreement.

On September 18, 2009, representatives of Pulmuone, Parent and their outside advisors met to discuss further the results of the due diligence review process to date. An additional meeting to discuss the due diligence review process was held on September 24, 2009 at Cappello’s offices.

On September 24, 2009, William Blair contacted Cappello to request an increase in the per Share offer in order to account for MGF’s increased cash reserves and was told that Parent would not increase the per Share consideration because Parent had valued MGF based on a number of factors, including without limitation, the future cash flows from operations provided by MGF.

On September 25, 2009, Skadden delivered to HBS a draft agreement and plan of merger prepared on behalf of Parent and Purchaser.

On September 27, 2009, representatives of the board of directors of Pulmuone met to discuss the proposed transaction and the financial and legal due diligence memoranda prepared by Pulmuone’s outside advisors.

During the month of September, representatives of each of Pulmuone and MGF conducted several teleconferences to discuss the progress of the financial and legal due diligence reviews.

During the period from September 30, 2009 through October 6, 2009, the parties exchanged revised drafts of an agreement and plan of merger and held several conference calls to discuss certain open issues. These open issues included, among others, the structure of the proposed transaction, the timing of the tender offer and the “go shop” period, the employee matters covenant, and the proposed Termination Date (as defined in the Merger Agreement).

On October 6, 2009, HBS, on behalf of MGF, circulated a revised draft of the agreement and plan of merger to Skadden Arps. On October 7 and October 8, 2009, additional drafts of the agreement and plan of merger were exchanged among the parties.

The MGF Board met on October 8, 2009 to discuss the proposed transaction with Parent and Purchaser and to review the proposed agreement and plan of merger. At this meeting, the MGF Board also received the opinion of William Blair, subsequently confirmed in writing, dated October 8, 2009, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, limitations and qualifications set forth in its opinion, the $2.70 per Share in cash was fair from a financial point of view to the Company’s stockholders (other than Parent or its affiliates).

The boards of directors of Parent and Purchaser reviewed the proposed agreement and plan of merger and approved the proposed transaction on October 8, 2009.

On October 8, 2009, MGF, Parent and Purchaser executed and delivered the Merger Agreement and related documents. MGF issued a press release after the close of the U.S. stock markets on October 8, 2009 announcing the transaction.

11. Purpose of the Offer and Plans for MGF; Merger Agreement

The purpose of the Offer and the Merger is for Pulmuone and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, we will acquire all of the stock of the Company not purchased pursuant to the Offer, the Top-Up Option (if necessary) or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of the Company. See “The Merger Agreement — Directors” below. At the Effective Time of the Merger, the certificate of incorporation of the Company shall be amended and restated to be identical to the certificate of incorporation of Purchaser (except that the name of the surviving corporation shall be “Monterey Gourmet Foods, Inc.”) and the bylaws of the Company shall be amended and restated to be identical to the bylaws of Purchaser (except that the name of the surviving corporation shall be “Monterey Gourmet Foods, Inc.”). The directors of Purchaser shall become the directors of MGF until their respective successors are duly elected or appointed. See “The Merger Agreement — Directors” below.

Parent and Purchaser are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Pulmuone’s existing businesses. Possible changes could include changes in the Company’s business, product offerings, corporate structure, charter, by-laws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or the MGF Board.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth under Section 8 — “Certain Information Concerning MGF.” For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or MGF. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides that Purchaser must commence the Offer no later than 5 business days after the Go-Shop Termination Date (as defined below). The Offer was commenced on November 10, 2009. The obligations of Purchaser to (and the obligations of Parent to cause Purchaser to) accept for payment, and pay for Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 13 — “Conditions of the Offer.” The Merger Agreement provides that each holder of Shares who validly tenders such Shares in the Offer will receive $2.70 for each Share tendered, payable net to the seller in cash, without interest, subject to any withholding taxes required by applicable law. Purchaser expressly reserves the right to increase the Offer Price, waive any condition to the Offer (except the Minimum Condition) or to make any other changes in the terms and conditions of the Offer, except that without the prior written consent of MGF, Purchaser shall not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend or waive any of the other conditions in a manner adverse to the holders of Shares; (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement or (vii) amend any other term or the Offer which is adverse to the holders of Shares.

Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that Purchaser may, in its sole discretion and without the consent of MGF, extend the Offer for such a period as Purchaser determines if on or prior to any then scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived. However, such extension will be in increments of no more than 10 business days if all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived at such Expiration Date.

Following Purchaser’s acceptance and payment for Shares tendered in the Offer, Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis) (the “short–form merger threshold”), provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period, if one is provided, will allow stockholders of MGF to tender their Shares after the Expiration Date and receive the same consideration that was paid in the Offer. In a subsequent offering period, Shares may be tendered in the Offer (except such Shares may not be withdrawn) and Purchaser will immediately accept for payment, and pay for, all Shares that are tendered pursuant to the Offer during such subsequent offering period. The Expiration Date of the Offer is currently scheduled for 12:00 midnight, Eastern Time, on Thursday, December 10, 2009.

Subject to the satisfaction or waiver by Parent or Purchaser of the conditions to the Offer (except for the Minimum Condition), Purchaser shall, and Parent shall cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the Expiration Date (the “Acceptance Time”).

Top-Up Option. MGF granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise, will constitute one Share more than the short-form merger threshold. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at meeting of the stockholders of MGF would otherwise be assured because of Parent’s and Purchaser’s collective ownership of a majority of the Shares following the completion of the Offer. The Top-Up Option will terminate upon the earlier of (a) the 5th business day after the later of (1) the Expiration Date and (2) the expiration of any subsequent offering period and (b) the termination of the Merger Agreement in accordance with its terms.

Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares that shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, to the MGF Board as shall give Purchaser representation on the MGF Board equal to the product of (i) the total number of directors on MGF Board (after giving effect to any increase in the number of directors) and (ii) the percentage that such number of Shares so purchased (including Shares accepted for payment and purchased pursuant to the Top-Up Option) bears to the total number of Shares outstanding. MGF shall, upon request by Purchaser, promptly increase the size of the MGF Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. At minimum, Parent shall be entitled to designate at least a majority of the directors on the MGF Board (as long as Parent and its affiliates beneficially own a majority of the Shares of MGF). MGF shall also cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire MGF Board (but no less than a majority) on the following: (i) each committee of the MGF Board, (ii) each Board of Directors and each committee thereof of each subsidiary of MGF and (iii) the designees, appointees or other similar representatives of MGF on each Board of Directors (or other similar governing body) and each committee thereof of each subsidiary.

Following the election or appointment of Purchaser’s designees to the MGF Board and prior to the Effective Time, MGF shall cause the MGF Board to maintain at least three directors who were members of the MGF Board on the date of the Merger Agreement, who are not officers of MGF and who are independent directors for purposes of the continued listing requirements of the Nasdaq Stock Market (the “Continuing Directors”). If the number of Continuing Directors is reduced below 3 for any reason, the remaining Continuing Directors will be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who will be deemed to be a Continuing Director for purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors will designate 3 individuals meeting the foregoing criteria to fill such vacancies, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. So long as there is at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the MGF Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or

Purchaser under the Merger Agreement, (iii) any waiver of compliance with respect to any of the agreements or conditions under the Merger Agreement for the benefit of MGF or (iv) any exercise of MGF’s rights or remedies under the Merger Agreement shall require the concurrence of a majority of the Continuing Directors (or of the sole Continuing Director if there then is only 1 Continuing Director).

The Merger. The Merger Agreement provides that, at the Effective Time (as defined below) of the Merger, Purchaser will be merged with and into MGF, with MGF continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. The Merger will become effective at the time the certificate of merger is duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the certificate of merger (the “Effective Time”).

Charter, Bylaws, Directors and Officers. At the Effective Time, the certificate of incorporation and bylaws of MGF, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of (except with respect to the name of MGF) the certificate of incorporation and bylaws of Purchaser and as amended will be the certificate of incorporation and bylaws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of MGF immediately prior to the Effective Time, from and after the Effective Time, will continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Conversion of Securities. Pursuant to the Merger Agreement, each Share held in treasury by MGF and each Share that is owned by Parent or Purchaser or any of their respective wholly owned subsidiaries shall be cancelled and shall cease to exist, without any conversion thereof and no payment shall be made with respect thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with the preceding paragraph) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), payable to such holder in cash, without interest, subject to any withholding taxes, upon the surrender of the certificate formerly representing such Shares.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Shares, “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable law, than the right of such holder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to the receive the Merger Consideration, without interest and subject to any withholding of taxes.

Each share of common stock, par value of $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and will become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Options. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unexercised option to purchase Shares (an “Option”) granted under MGF’s 2002 Stock Option Plan and outside of the 2002 Stock Option Plan will be converted into the right of the holder to receive from the Surviving

Corporation an amount in cash equal to the product of (i) the total number of Shares subject to such unexercised portion of such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share set forth in such Option, less any required withholding taxes (the “Cash Option Payment”). As of the Effective Time, such Option will cease to represent an option to purchase Shares, will no longer be outstanding and will cease to exist, and each holder of an Option will cease to have any rights with respect thereto, except for the right to receive the Cash Option Payment.

Treatment of Employee Stock Purchase Plan. Immediately following the execution of the Merger Agreement, the MGF Board amended MGF’s 1995 Employee Stock Purchase Plan (the “ESPP”) to provide that no new offering periods under the ESPP will commence. The MGF Board also authorized the termination of all outstanding purchase rights and of the ESPP, effective no later than the day immediately preceding the Acceptance Time.

Treatment of Warrants. The Merger Agreement provides that each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Effective Time (the “Warrants”) shall, in accordance with its terms, entitle the holder thereof to receive a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the amount in cash of the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Warrant (less any applicable withholding taxes).

Representations and Warranties. In the Merger Agreement, MGF has made customary representations and warranties to Parent and Purchaser, including representations, among others, relating to organization and qualification, capitalization, authorization, the absence of conflicts, required filings and consents, compliance with laws, SEC filings and financial statements, disclosure controls and procedures, absence of undisclosed liabilities, employee benefit plans, labor matters, material contracts, litigation, environmental matters, intellectual property, tax matters, insurance, real property, relationships with customers and suppliers, opinion of financial advisors, information supplied, and brokers.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to MGF, including representations, among others, relating to organization, authorization, the absence of conflicts, required filings and consents, litigation, sufficiency of funds, ownership of Purchaser, brokers, and investigation by Parent and Purchaser.

The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules and a contractual standard of materiality.

Pursuant to the terms of the Merger Agreement, the representations and warranties will not survive consummation of the Merger.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time and unless consented to by Parent in writing, (i) the business of MGF and its subsidiaries shall be conducted in the ordinary course of business, and in compliance in all material respects with applicable laws, and (ii) MGF shall use its reasonable best efforts to preserve intact its business organization and its present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons with which it or any of its subsidiaries has significant business relations.

The Merger Agreement also provides that, from the date of the Merger Agreement until the Effective Time, subject to certain exceptions, MGF and its subsidiaries will not take specified actions without the prior written consent of Parent, including, among other things, (i) amending its organizational documents, (ii) issuing or selling its securities or any options, warrants or convertible securities, (iii) selling, pledging, mortgaging, disposing, leasing or encumbering any assets with a value in excess $50,000, (iv) transferring, leasing, assigning or abandoning any intellectual property, (v) declaring or paying any dividends, (vi) acquiring any corporation, partnership or other business organization with a value in excess of $10,000 or entering into a new line of business, (vii) increasing the compensation payable to its current or former directors, officers or employees, (viii) changing the accounting policies or procedures, (ix) making, changing or revoking any material tax election, (x) failing to pay material accounts payable and other material obligations in the ordinary course of business, (xi) accelerating the collection of accounts receivable, (xii) adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, (xiii) engaging in a “plant closing” or a “mass layoff” (as such terms are defined in the Worker Adjustment and Restraining Notification Act or any comparable state or local law), (xiv) authorizing or terminating any material contracts, (xv) settling litigation that would result in amounts payable to or by MGF in excess of $30,000, or (xvi) taking any action that would reasonably be expected to result in any of the conditions to the Offer not being satisfied.

No Solicitation Provisions. The Merger Agreement provides that during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., Pacific Time, on November 7, 2009 (the “Go-Shop Termination Date”), MGF may (i) initiate, solicit or encourage the submission of Acquisition Proposals (as defined below) from one or more persons, and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. During this period, prior to providing material non-public information, MGF must execute a confidentiality agreement with each such person. MGF also must promptly provide to Parent any material non-public information concerning MGF or its subsidiaries that is provided to any such person which was not previously provided to Parent.

The Merger Agreement also provides that, from the Go-Shop Termination Date until the earlier of the Effective Time or the termination of the Merger Agreement, MGF shall not, and shall cause its subsidiaries and shall direct their respective directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, “MGF Representatives”) not to (i) initiate, solicit or knowingly take any action to facilitate or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iii) withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Purchaser), or propose publicly to withdraw (or change, amend, modify or qualify, in a manner adverse to Parent or Purchaser), or otherwise make any statement or proposal inconsistent with, the MGF Board Recommendation (as defined below) (any action or failure to act set forth in the foregoing clauses (ii) or (iii), a “Change of Board Recommendation”), or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to an Acquisition Proposal or enter into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause MGF to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated the Merger Agreement. However, following the Go-Shop Termination Date, MGF and the MGF Representatives may continue discussions and negotiations with, and provide information to, any person (i) with whom MGF was having ongoing discussions or negotiations with prior to the Go-Shop termination Date regarding a possible Acquisition Proposal and (ii) that has been identified in writing to Parent (a “Go-Shop Party”), if the MGF Board determines in good faith that such person could reasonably be expected to make an Acquisition Proposal that after further discussions or negotiations could reasonably result in a Superior Proposal (as defined below).

Pursuant to the Merger Agreement, if at anytime following the Go-Shop Termination Date and prior to obtaining MGF stockholder approval of the Merger, (i) MGF receives a bona fide written Acquisition Proposal from any third party that is not a Go-Shop Party, and (ii) the MGF Board determines in good faith that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) the MGF Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure of the MGF Board to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with the directors’ exercise of their fiduciary obligations to MGF’s stockholders under applicable law, then MGF may (x) furnish non-public information to such third party making such Acquisition Proposal (provided, that, prior to furnishing such information, (1) MGF shall have received from the third party an executed confidentiality agreement and (2) all such non-public information shall previously have been provided to Parent and Purchaser or is provided to Parent and Purchaser prior to or substantially contemporaneously with the time that it is provided to the third party making the Acquisition Proposal) and (y) engage or participate in discussions or negotiations with such third party with respect to such Acquisition Proposal.

MGF shall promptly, and in any event within 48 hours, notify Parent of the receipt of (1) any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and the material terms of such proposal and (2) any request for non-public information relating to MGF or its subsidiaries or access to MGF’s properties, books or records. MGF must disclose the name of the person or entity making such Acquisition Proposal and provide Parent with copies of any documents or correspondence evidencing such proposal or inquiry. MGF must keep Parent reasonably informed on a current basis of the status and any material developments concerning such Acquisition Proposal.

As used in the Merger Agreement, “Acquisition Proposal” means any offer or proposal, or filing of any regulatory application or notice (whether in draft or final form), or public disclosure of an intention to do any of the foregoing, by any Person other than Parent, Purchaser or any of their respective subsidiaries concerning any (a) merger, consolidation, other business combination or similar transaction involving MGF or any of its subsidiaries, (b) sale, lease, license or other disposition, directly or indirectly, whether by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the MGF (including equity interests of any of its subsidiaries) or any subsidiary of MGF representing 20% or more of the consolidated assets, revenues or net income of MGF and its subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 20% or more of the voting power of MGF, (d) transaction or series of transactions in which any person would acquire beneficial ownership or the right to acquire beneficial ownership, or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership, of equity interests representing 20% or more of the voting power of MGF or (e) any combination of the foregoing.

As used in the Merger Agreement, “Superior Proposal” means an Acquisition Proposal (except the references therein to “20%” shall be replaced by “a majority”) made by a third party which, in the good faith judgment of the MGF Board (after consultation with its financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, any antitrust or competition law approvals or non-objections, and the person making such proposal, (a) if accepted, is reasonably likely to be consummated, (b) is not subject to any financing condition, and (c) if consummated would result in a transaction that is more favorable to MGF’s stockholders, from a financial point of view, than the Offer and the Merger.

Change of Recommendation. Pursuant to a meeting duly called and held, the MGF Board, among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, MGF and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of MGF accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger (the “MGF Board Recommendation”). The MGF Board may withdraw, modify or amend the MGF Board Recommendation in certain circumstances as summarized herein and as specified in detail in Section 5.4(d) of the Merger Agreement.

Pursuant to the Merger Agreement, if MGF receives an Acquisition Proposal, which the MGF Board concludes in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, the MGF Board may prior to the Acceptance Time may (1) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (ii) terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal. However, MGF may not effect a Change of Board Recommendation or terminate the Merger Agreement unless the following conditions have been met (a) MGF has not breached the no solicitation provision of the Merger Agreement, (b) the MGF Board shall have taken into account any changes to the terms of the Merger Agreement proposed by Parent in response to the Superior Proposal, and (c) MGF shall (1) have provided written notice to Parent at least 5 business days in advance of its intention to take such action with respect to such Superior Proposal and (2) negotiated with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings. Pursuant to the Merger Agreement, MGF, Parent and Purchaser agreed to use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement. In addition, each of MGF, Parent and Purchaser agreed that, in the event of any action, suit proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby is commenced by any person other than a party to the Merger Agreement, each party will cooperate and use its reasonable best efforts to defend vigorously against it and respond thereto and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that for a period of 6 years from and after the Acceptance Time, Parent shall (or shall cause the Surviving Corporation to) provide indemnification and exculpation for each person who is now or has been prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of MGF or any of its subsidiaries (the “Indemnified Parties”), which is at least as favorable to such person as the exculpation and indemnification provided to the Indemnified Parties by MGF and its subsidiaries as of October 8, 2009.

For a period of 6 years after the Acceptance Time, Parent shall (or shall cause the Surviving Corporation to) either (i) maintain the current policy of MGF’s directors’ and officers’ fiduciary liability insurance (the “Current D&O Policy”) covering acts or omissions at or prior to the Acceptance Time with the respect to those persons who are currently covered by the Current D&O Policy or those person who, prior to the Effective Time, are designated to fill any vacancies on the MGF Board, or (ii) obtain, in consultation with MGF, a prepaid directors’ and officers’ liability insurance policy covering acts and omissions at or prior to the Acceptance Time with respect to those persons who are currently covered by the Current D&O Policy that is no less favorable to such indemnified persons than those of the Current D&O Policy.

The obligations set forth above do not extend or otherwise increase the obligations of MGF to provide coverage for acts or omissions of directors or officers of any entity acquired by MGF prior to October 8, 2009 beyond the terms provided for in the agreements with respect to such transactions. In accordance with the Merger Agreement, (i) Parent may substitute one or more policies for the Current D&O Policy, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the persons currently covered by the Current D&O Policy; (ii) Parent will not be required to pay any annual premium for the Current D&O Policy or any substitutes with respect thereto in excess of 250% of the current annual premium; and (iii) if the premium for the Current D&O Policy or any substitutes therefor exceeds such amount, Parent will purchase a substitute policy with the greatest coverage available for such 250% amount.

Employee Matters. For a period of one year following the Effective Time, Parent shall (or shall cause the Surviving Corporation to) provide each person that is an employee of MGF or any of its subsidiaries (i) a combination of employee benefit plans, programs, policies and arrangements that are no less favorable in the aggregate than those benefits that are provided to such employees as of the date of the Merger Agreement and (ii) a base salary or hourly wage that is no less favorable than the base salary or hourly wage that is being provided to such employee immediately prior to the Effective Time. Parent and the Surviving Corporation may adjust such base salary or hourly wage to reasonable reflect any change in responsibilities or based upon such employee’s performance following the Effective Time.

Nothing in the Merger Agreement (i) shall require Parent, the Surviving Corporation, or any of their respective subsidiaries to continue to employ any particular MGF employee following the Effective Time, (ii) shall be treated as an amendment or other modification of any employee benefit plan, policy, program or arrangement, or (iii) shall limit the right of Parent, the Surviving Corporation or any of their respective subsidiaries to amend, terminate or otherwise modify any other compensation or employee benefit plan, policy, program or arrangement following the Effective Time.

Conditions to Consummation of the Merger. The Merger Agreement provides that the obligations of MGF, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the adoption of the Merger Agreement and the approval of the Merger by a requisite vote of the stockholders of MGF, if required by applicable law, (ii) the consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority and no law shall be in effect or have been enacted, promulgated or deemed applicable to the Merger by any governmental authority which prevents or prohibits consummation of the Merger and (iii) all statutory waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) have been terminated or have expired.

The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the representations and warranties of MGF shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation) as of October 8, 2009 and as of the closing date of the Merger as though made on and as of such date (except that those representations and warranties which address matters only as of particular date shall have been true and correct only as of such date), except for such inaccuracies that, individually or in the aggregate have not had a Company Material Adverse Effect (as defined below), and (ii) MGF shall have performed or complied in all material respects with all agreements and convents required by the Merger Agreement.

The obligations of MGF to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer, (ii) the representations and warranties of Parent and Purchaser shall be true and correct in all material respects as of October 8, 2009 and as of the closing of the Merger (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date), except for those inaccuracies that do not materially impede the authority of Parent or Purchaser to consummate the Merger, and (iii) Parent and Purchaser shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement.

Termination. The Merger Agreement provides that it may be terminated, and the Merger may be abandoned as follows:

(a)	by mutual written consent of MGF and Parent at any time prior to the Effective Time;

(b)

by either MGF or Parent, if at any time prior to April 8, 2010 (the “Termination Date”), the Offer expires as a result of the non-satisfaction of any condition of the Offer or the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, except that this right to terminate shall not be available to any party whose breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or prior to such date;

(c)	by either MGF or Parent, if prior to the Acceptance Time, any governmental entity having jurisdiction over MGF, Parent or Purchaser shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially as contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(d)	by Parent, at any time prior to the Acceptance Time, if (i) a Change of Board Recommendation shall have occurred; (ii) MGF or the MGF Board shall have approved or adopted any Acquisition Proposal or approved or entered into a merger agreement, letter of intent, asset purchase agreement or other similar contract relating to an Acquisition Proposal; (iii) the MGF Board shall have failed to reaffirm its recommendation regarding the Merger Agreement and the transaction contemplated thereby within 10 business days of receipt of a written request by Parent to provide such reaffirmation following an Acquisition Proposal; (iv) MGF or the MGF Board shall have failed to call a special meeting of MGF stockholders in breach of its obligations under the Merger Agreement to do so; (v) MGF shall have breached the no solicitation provision in the Merger Agreement in any material respect, or (vi) MGF or the MGF Board authorized or publicly proposed to do any of the actions specified in clauses (i) or (ii) above;

(e)	by MGF, at any time prior to the Acceptance Time, if the MGF Board determines to accept a Superior Proposal, but only if the MGF has complied in all respects with the no solicitation provision of the Merger Agreement and has paid the Break-Up Fee (as defined below) to Parent substantially concurrent with such termination;

(f)	by MGF, if Parent or Purchaser fails to commence the Offer in accordance with the Merger Agreement, except that this right to terminate the Merger Agreement is not available to MGF if (i) a Company Material Adverse Effect has occurred, (ii) the failure of Parent or Purchaser to commence the Offer is a result of the breach of any representation or warranty, covenant or other agreement of MGF, or (iii) the commencement of the Offer has been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity;

(g)	by Parent, at any time prior to the Acceptance Time, if (i) there exists a breach of or inaccuracy in any representation or warranty of MGF contained in the Merger Agreement or breach of any covenant of MGF contained in the Merger Agreement, in any case, such that any condition to the Offer is not or would not be satisfied, (ii) Parent delivered to MGF written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of cure or at least 20 business days have elapsed since the date of delivery of such written notice to MGF and such inaccuracy or breach shall not have been cured; provided, however, that Parent shall not be permitted to terminate the Merger Agreement if (A) any material covenant of Parent or Purchaser contained in the Merger Agreement shall have been breached in any material respect, and such breach shall have not been cured, or (B) there exists a material breach of or inaccuracy in any representation or warranty of Parent or Purchaser contained in the Merger Agreement which has not been cured; or

(h)

by MGF, at any time prior to the Acceptance Time, if (i) there exists a breach of or inaccuracy in any representation or warranty of Parent or Purchaser contained in the Merger Agreement or a breach of any covenant of Parent or Purchaser contained in the Merger Agreement that shall have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent’s or Purchaser’s ability to consummate the Offer, (ii) MGF shall have delivered to Parent written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of cure or at least 20 business days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy or breach shall not have been cured, except that MGF is not permitted to terminate the Merger Agreement if (A) any material covenant of MGF contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured, or (B) there exists a material breach of, or inaccuracy in, any representation or warranty of MGF contained in the Merger Agreement which has not been cured.

As defined in the Merger Agreement, a “Company Material Adverse Effect” means any fact, change, event, development, condition, circumstance, occurrence or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities, customer relationships, results of operations or prospects of MGF and its subsidiaries, taken as a whole; provided, however, that none of the following facts, changes, events, developments, conditions, circumstances, occurrences or effects shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) changes generally affecting the food industry in which MGF and its subsidiaries operate, except to the extent such changes adversely affect MGF and its subsidiaries in a disproportionate manner relative to other similarly situated, comparable companies and their respective subsidiaries, taken as a whole; (ii) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, except to the extent such changes adversely affect MGF and its subsidiaries in a disproportionate manner relative to other similarly situated, comparable companies and their respective subsidiaries, taken as a whole; (iii) acts of war, armed hostility or terrorism, except to the extent such changes adversely affect MGF and its subsidiaries; (iv) any effect resulting from actions of MGF or any of its subsidiaries which Parent has expressly requested in writing or to which Parent has expressly consented in writing, or resulting from the announcement of this Merger Agreement and the transactions contemplated hereby; (v) any failure by MGF to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (vi) any effect resulting from changes in law (including rules and regulations) or generally accepted accounting principles as applied in the United States (or authoritative interpretations thereof), except to the extent such effect adversely affects MGF and its subsidiaries in a disproportionate manner; and (vii) any change in the price or trading volume of the MGF Common Stock on Nasdaq (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect).

Break-Up Fees. The Merger Agreement contemplates that certain termination fees will be payable to the parties under certain circumstances as follows:

(a)	If the Merger Agreement is terminated pursuant to paragraph (d) or (e) under “Termination” above, MGF shall pay to Parent substantially concurrently with such termination, in the case of a termination by MGF, or within 2 business days thereafter in the case of a termination by Parent, the Break-Up Fee (as defined below);.

(b)	If the Merger Agreement is terminated (i) pursuant to paragraph (g) under “Termination” above by reason of a breach by MGF of any representation, warranty or covenant of MGF and MGF failed to cure such breach, (ii) prior to such termination an Acquisition Proposal was publicly disclosed or otherwise communicated to MGF or the MGF Board and not withdrawn and (iii) within 12 months after such termination, MGF consummates a transaction contemplated by any Acquisition Proposal, then MGF shall pay Parent the Break-Up Fee no later than 2 business days after the consummation of a transaction that constitutes an Acquisition Proposal. For purposes of the immediately preceding sentence, the term “Acquisition Proposal” has the meaning set forth in the Merger Agreement, except that the references to 20% will be deemed to be references to “a majority.”

(c)	If the Merger Agreement is terminated (i) pursuant to paragraph (b) under “Termination” above other than by reason of a breach by Parent or Purchaser of any representation, warranty or covenant of Parent or Purchaser that Parent or Purchaser failed to cure, (ii) prior to the Termination Date an Acquisition Proposal was publicly disclosed or otherwise communicated to MGF or the MGF Board and was not withdrawn and (iii) within 12 months after such termination, MGF consummates a transaction contemplated by any Acquisition Proposal, then MGF shall pay Parent the Break-Up Fee no later than 2 business days after the consummation of a transaction that constitutes an Acquisition Proposal.

The “Break-Up Fee” is $2.17 million (inclusive of Parent and Purchaser’s expenses), in cash, except in the event the Merger Agreement is terminated by MGF in order to enter into a definitive agreement with a Go-Shop Party with respect to a Superior Proposal, in which case the Break-Up Fee is $1.28 million (inclusive of Parent and Purchaser’s expenses) in cash.

Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended by MGF, Parent and Purchaser; provided, however, that, after the approval of the Merger by MGF’s stockholders, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto.

Waiver. Pursuant to the Merger Agreement, at any time prior to the Effective Time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained therein or, except as otherwise provided therein, waive any of such party’s conditions; provided, however, that, after the approval of the Merger by MGF’s stockholders, no extension or waiver may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders with the further approval of such stockholders. Any extension or waiver is only valid if it is set forth in an instrument in writing signed by the party or parties to be bound thereby.

Specific Performance. The parties have agreed irreparable damage would occur in the event that any provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the parties have agreed that, prior to the termination of the Merger Agreement, each party will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.

12. Source and Amount of Funds

Parent and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger will be approximately $45.8 million. Pulmuone and Parent will provide Purchaser with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the Offer Price and (iv) we, through Pulmuone and Parent, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer.

Pulmuone has received a commitment (the “Commitment Letter”) for credit facilities consisting of a term loan facility of up to KRW 28 billion and a bridge loan facility of up to $20 million, which will be converted into a term loan facility provided to the Surviving Corporation, from Korea Development Bank (“KDB”). Pursuant to the Commitment Letter, KDB has committed to provide Pulmuone with the necessary funds (the “Committed Funds”) for the purpose of financing the Offer and the Merger and paying fees and expenses related to the Offer and the Merger. Pulmuone intends to use cash on hand and approximately $20 million of the Committed Funds to finance the Offer and the Merger. The definitive documentation that will govern the Committed Funds has not been finalized and, accordingly, the actual terms pursuant to which the Committed Funds are to be provided may differ from those described in the Offer.

The foregoing summary description of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter itself, which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.

13. Conditions of the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of, purchase or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if:

(a) the Minimum Condition has not been satisfied at the Expiration Date;

(b) the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has not expired or been terminated at or prior to the Expiration Date;

(c) any of the following conditions exist or has occurred, and is continuing at the Expiration Date:

(i) there is pending or threatened in writing any suit, action or proceeding by any governmental entity of competent jurisdiction against Parent, Purchaser, MGF or any of its subsidiaries in connection with the Offer or the Merger, (1) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger, (2) seeking to prohibit or impose material limitations on the ability of Parent or Purchaser, or otherwise to render Parent or Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Merger, (3) seeking to prohibit or impose any material limitations on the ownership or operation by Parent, MGF or any of their respective subsidiaries, of all or any material portion of the businesses or assets of Parent, MGF or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Agreement, or otherwise seeking to compel Parent, MGF or any of their respective subsidiaries to divest, dispose of, license or hold separate any material portion of the businesses or assets of Parent, MGF or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Agreement or (4) seeking to prohibit or impose material limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or the Merger, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of MGF;

(ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any other material transaction contemplated by the Agreement, that (1) has had or would reasonably be expected to have, individually or in the aggregate, directly or indirectly, any of the consequences referred to in clauses (1) through (4) of paragraph (i) above, or (2) has the effect of making the Offer, the Merger or any other material transaction contemplated by the Agreement illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other transaction contemplated by the Agreement;

(iii) one or more of the representations and warranties of MGF set forth in the Merger Agreement is not true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or similar terms) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date);

(iv) MGF has breached or failed, in any material respect, to perform or to comply with any agreement or covenant required to be performed or complied with by it under the Merger Agreement and such breach or failure has not have been cured within 20 business days following receipt by MGF of written notice of such breach or failure from Parent;

(v) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred; or

(d) the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except the Minimum Condition may not be waived), in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, MGF will not, and will not permit any of its subsidiaries to, without the prior consent of Parent, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock. See Section 11 — “Purpose of the Offer and Plans for MGF; Merger Agreement — The Merger Agreement — Operating Covenants.”

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by MGF with the SEC and other information regarding MGF, neither Parent nor Purchaser is aware of any licenses or other regulatory permits that appear to be material to the business of MGF and its subsidiaries, taken as whole, and that might be adversely affected by Purchaser’s acquisition of Shares in the Offer. In addition, neither Parent nor Purchaser is aware of any filings, approvals or other actions by or with any governmental, administrative or regulatory agency or authority that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, Parent and Purchaser currently expect to seek such approval or action, except as described below under “State Takeover Laws.” Should any such approval or action be required, Parent and Purchaser cannot be certain that Parent and Purchaser would be able to obtain such approval or action without substantial conditions or that adverse consequences might not result to MGF’s or its subsidiaries’ businesses, or that certain parts of MGF’s, Parent’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Parent and Purchaser believe that the requirements of the HSR Act do not apply to the acquisition of Shares in the Offer and the Merger.

Foreign Laws. Purchaser is not aware, and MGF has advised Purchaser that it is not aware, of any material required approvals or consents under any antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”). If any Foreign Antitrust Laws are applicable to the Offer or the Merger, MGF and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Anti-Takeover Laws and Provisions. A number of states (including Delaware, where MGF is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, MGF is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for 3 years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Additionally, Article IX of the Company’s Certificate of Incorporation requires a higher vote than that would be required under the DGCL for certain business combinations described therein.

MGF has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL and Article IX of the Company’s Certificate of Incorporation, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, such that Section 203 of the DGCL and Article IX of the MGF Certificate of Incorporation do not apply to the Merger Agreement or the transaction contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Certain Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of the fair value of their Shares. If a stockholder and the Surviving Corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of their Shares as of the time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

In determining fair value, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the price per share to be paid for the Shares in the Merger or the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of the Shares in the Offer or the Merger Consideration.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within 1 year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent or Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Litigation. On October 14, 2009, James Carrazza, a purported stockholder of MGF, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Carrazza v. Monterey Gourmet Foods, Inc., et al., C.A. No. 4992-CC. On October 16, 2009 and November 3, 2009, other purported stockholders of MGF filed putative class action complaints in the Superior Court of the State of California, Monterey County, on behalf of themselves and all other similarly situated stockholders of MGF, captioned Thurmann v. Eddings, et al. Case No. M101914 and Stephen Filtsch Custodian FBO Stephen G. Filtsch, Jr. and Julie E. Filtsch v. Monterey Gourmet Foods, Inc., et al., Case No. M102250, respectively.

The stockholder complaints purport to assert claims against MGF, the MGF Board, Parent, and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer to Purchase. Among other things, the complaints allege that the proposed transactions contemplated in the Merger Agreement were the result of a flawed process and that MGF is being sold at an unfair price. Among other relief, plaintiffs in each of these actions seek an order enjoining defendants from proceeding with the Merger Agreement, as well as rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions. While the lawsuits are at preliminary stages, Parent and Purchaser intend to vigorously defend them.

16. Fees and Expenses

We have retained Innisfree M&A Incorporated as the Information Agent, BNY Mellon Shareowner Services as the Depositary, Cappello Capital Corp. as the Dealer Manager in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares. Each of the Depositary, the Dealer Manager, and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. Miscellaneous

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal is being made to all holders of the Shares. This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of MGF, Parent or Purchaser or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Parent and Purchaser have filed with the SEC the Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. MGF is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the MGF Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Certain Information Concerning MGF.”

Pulmuone Cornerstone Corporation

November 10, 2009

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PULMUONE, PARENT AND PURCHASER

1. Pulmuone

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past 5 years of each director and executive officer of Pulmuone. Each of the directors and executive officers of Pulmuone is a citizen of Korea.

Name	Principal Occupation or Employment

Seung Woo Nam	Mr. Nam, 57, joined Pulmuone in 1984, currently serves as its Chairman, Chief Executive Director, Chief Executive Officer, President and is a member of its Management Committee. Mr. Nam is also the Chairman of the Board of Directors of each of Parent and Pulmuone Wildwood, Inc.

Kyu Suk Lee	Mr. Lee, 57, joined Pulmuone in 1984 and currently serves as the Executive Director and a member of its Management Committee. Mr. Lee is also the President and Chief Executive Officer of Pulmuone Health & Living, Ltd.

Young Chul Kang	Dr. Kang, 53, joined Pulmuone in 2003 and currently serves as an Executive Director and a member of its Management Committee and the Remuneration Committee of Pulmuone. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr. Kang is also the sole member of the board of directors of Purchaser as well its President, Chief Executive Officer and Treasurer. Dr. Kang serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

Ik Heyun Yeo	Mr. Yeo, 53, joined Pulmuone in 1985 and currently serves as an Executive Director and a member of its Management Committee. Mr. Yeo is Mr. Yeo is also the Chief Executive Officer and the Vice President of Pulmuone Dietary Life Research Center, a wholly owned subsidiary of Pulmuone.

Chang Ha Yoo	Mr. Yoo, 55, currently serves as an Executive Director, a member of its Management Committee, the Chief Financial Officer and the Vice President of Pulmuone. Mr. Yoo also serves as a Director of Parent. Prior to joining Pulmuone in 2005, Mr. Yoo was the Vice President of Oriental Brewery Co., Ltd. from 2001 until 2005.

Jong Won Park

Mr. Park, 48, was appointed to the board of directors of Pulmuone in 2001 and currently serves as an Independent Non-Executive Director, the Chairman of the Audit Committee and a member of the Nomination Committee.

Mr. Park is a Professor at Korea University.

Lee Seok Hwang

Mr. Hwang, 48, was appointed to the board of directors of Pulmuone in 2007 and currently serves as an Independent Non-Executive Director and a member of its Audit Committee and the Nomination Committee.

Mr. Hwang has been a Professor at Seoul National University since 2003.

Dong Gi Lee

Mr. Lee, 52, was appointed to the board of directors of Pulmuone in 2002 and currently serves as an Independent Non-Executive Director and a member of its Audit Committee and the Nomination Committee.

Mr. Lee is a Professor at Seoul National University.

Name	Principal Occupation or Employment

Won Soon Park

Mr. Park, 53, was appointed to the board of directors of Pulmuone in 2003 and currently serves as an Independent Non-Executive Director and a member of its Remuneration Committee and the Nomination Committee.

Mr. Park is the Executive Director of The Hope Institute and an attorney at law.

Hyun Woo Shin

Mr. Shin, 61, was appointed to the board of directors of Pulmuone in 2005 and currently serves as an Independent Non-Executive Director and a member of its Remuneration Committee and the Nomination Committee.

Mr. Shin has been the Vice Chairman of OCI CO., Ltd. since 2005. From 1991 until 2005, Mr. Shin served as the Chief Executive Officer of Reckitt Benckiser Korea.

Soon Lee	Mr. Lee, 56, joined Pulmuone in 1999 and currently serves as its Chief Human Resources Officer and Vice President.

Ho Joung Soul	Mr. Soul, 58, joined Pulmuone in 1997 and currently serves as its Chief Public Relations Officer.

Jin Youp Choi	Mr. Choi, 50, joined Pulmuone in 2004 and currently serves its Chief Information Technology Officer.

Do Seok Kim	Mr. Kim, 45, is currently the Chief Strategy and Planning Officer of Pulmuone. Prior to joining Pulmuone in 2008, Mr. Kim led the Business Development Team at Doosan Infracore Co., Ltd. from 2007 through 2008 and he led the Investment Banking division at Good Morning Shinhan Security from 1995 until 2006.

Jin Woo Doo	Mr. Doo, 44, is currently the Chief Executive Officer of Shanghai Pulmuone Fe Shen Green Food, a wholly owned subsidiary of Pulmuone. Prior to joining Pulmuone in 2006, Mr. Doo was the Senior Manager of Marketing and Planning at Woongjin Foods from 1991 until 2006.

Jae Woong Chun	Mr. Chun, 53, joined Pulmuone in 1986 and currently serves as the Chief Production Officer of Shanghai Pulmuone Fu Sheng Green Food.

Sang Yun Lee	Mr. Lee, 49, joined Pulmuone in 1985 and currently serves as the head of the corporate office of Pulmuone Dietary Life Research Center.

The business address for all the of the directors and executive officers of Pulmuone is 724, Suseo-dong, Gangnam-gu, Rosedale Building, 8th Floor, Seoul, Korea 135-744 and the business telephone number is 82-2-2040-4300.

2. Parent

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past 5 years of each director and executive officer of Parent. Each of the directors and executive officers of Parent is a citizen of Korea.

Name	Principal Occupation or Employment

Seung Woo Nam	Mr. Nam, 57, joined Pulmuone in 1984 and currently serves as its Chairman, Chief Executive Director, Chief Executive Officer and President and is a member of its Management Committee. Mr. Nam is also the Chairman of the Board of Directors of each of Parent and Pulmuone Wildwood, Inc.

Name	Principal Occupation or Employment

Young Chul Kang	Dr. Kang, 53, joined Pulmuone in 2003 and currently serves as an Executive Director and a member of its Management Committee and the Remuneration Committee. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr. Kang is also the sole member of the board of directors of Purchaser as well its President, Chief Executive Officer and Treasurer. Dr. Kang serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

Chang Ha Yoo	Mr. Yoo, 55, currently serves as an Executive Director and a member of the Management Committee and is the Vice President and Chief Financial Officer of Pulmuone. Mr. Yoo also serves as a Director of Parent. Prior to joining Pulmuone in 2005, Mr. Yoo was the Vice President of Oriental Brewery Co., Ltd. from 2001 through 2005.

The business address for all the directors and executive officers of Parent is 2315 Moore Avenue, Fullerton, CA 92833 and the business telephone number is (714) 578-2800.

3. Purchaser

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past 5 years of each director and executive officer of Purchaser. Dr. Kang is a citizen of Korea and Mr. Breen is a citizen of the United States.

Name	Principal Occupation or Employment

Young Chul Kang	Dr. Kang, 53, joined Pulmuone in 2003 and currently serves as an Executive Director and a member of the Management Committee and the Remuneration Committee of Pulmuone. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr. Kang is also the sole member of the Board of Directors of Purchaser as well its President, Chief Executive Officer and Treasurer. Dr. Kang serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

John Breen	Mr. Breen, 52, has been an Executive Director, Chief Operating Officer, Executive Vice President and Secretary of Pulmuone Wildwood, Inc. since 2005 when Pulmuone acquired Wildwood Natural Foods, Inc. Prior to the acquisition of Wildwood Natural Foods, Inc. by Pulmuone, Mr. Breen had served as the Chief Financial Officer and Operating Manager of Wildwood Natural Foods, Inc. from 1993 until 2005. Mr. Breen is also the Secretary of Purchaser.

The business address for all the directors and executive offices of Purchaser is c/o of Pulmuone U.S.A., Inc., 2315 Moore Avenue, Fullerton, CA 92833 and the business telephone number is (714) 578-2800.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of MGF or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Facsimile Transmission:	By Overnight Courier or by Hand:
BNY Mellon Shareowner Services PO BOX 3301 South Hackensack, New Jersey 07606	For Eligible Institutions Only: (201) 680 4626 Confirm Facsimile Transmission by Telephone Only: (201) 680 4860	BNY Mellon Shareowner Services Attn: Corporate Action Dept. 27th Floor 480 Washington Blvd Jersey City, New Jersey 07310

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank, or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manger for the Offer is:

100 Wilshire Boulevard, Suite 1200

Santa Monica, California 90401

(310) 393-6632, Extension 269